UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. ___)

                    DWS RREEF Real Estate Fund II, Inc. (SRO)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    23338X102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             Susan L. Ciciora Trust
                           c/o Stephen C. Miller, Esq.
                          and Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 2009
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------

CUSIP NO. 23338X102


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS

             Susan L. Ciciora Trust
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             WC OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Alaska, USA
--------------------------------------------------------------------------------
            NUMBER OF            7     SOLE VOTING POWER
             SHARES                     1,915,835
                               -------------------------------------------------
          BENEFICIALLY           8     SHARED VOTING POWER
            OWNED BY
                               -------------------------------------------------
              EACH               9     SOLE DISPOSITIVE POWER
            REPORTING                   1,915,835
                               -------------------------------------------------
           PERSON WITH           10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,915,835
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.05 %
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------

CUSIP NO. 23338X102
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS

             Stewart R. Horejsi
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
--------------------------------------------------------------------------------
              NUMBER OF               7     SOLE VOTING POWER
                SHARES                             0
                                    --------------------------------------------
             BENEFICIALLY             8     SHARED VOTING POWER
               OWNED BY                            0
                                    --------------------------------------------
                 EACH                 9     SOLE DISPOSITIVE POWER
              REPORTING                            0
                                    --------------------------------------------
             PERSON WITH              10    SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

CUSIP NO. 23338X102
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS

             Alaska Trust Company
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_| (b) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See instructions)
             Not applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             ALASKA
--------------------------------------------------------------------------------
             NUMBER OF             7      SOLE VOTING POWER
              SHARES                               0
                                 -----------------------------------------------
           BENEFICIALLY            8      SHARED VOTING POWER
             OWNED BY                              0
                                 -----------------------------------------------
               EACH                9      SOLE DISPOSITIVE POWER
             REPORTING                             0
                                 -----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             OO
--------------------------------------------------------------------------------

Item 1.      Security and Issuer.

This Statement relates to the Common Stock of DWS RREEF Real Estate Fund II, Inc. (the "Issuer"), a Maryland corporation having its principal executive offices at 345 Park Avenue, New York, NY 10154-0004.


Item 2.      Identity and Background.

     (a) This Statement is filed by the Susan L. Ciciora Trust (the "Trust"), as the direct beneficial owner of shares and, by virtue of certain relationships described in this Statement, by Stewart R. Horejsi and by the Alaska Trust Company ("ATC," together with Mr. Horejsi and the Trust collectively referred to herein as the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf. ATC is the trustee of the Trust and is also referred to herein as the "Trustee." As Trustee, ATC may be deemed to control the Trust.

     (b) The business address of the Trust and ATC is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 510, Anchorage, AK 99501-1981. The business address of Mr. Horejsi is 2344 Spruce Street, Suite A, Boulder, Colorado 80302. The business address of the officers and directors of ATC is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 510, Anchorage, AK 99501-1981.

     (c) The Trust is an irrevocable grantor trust organized by Mr. Horejsi's daughter, Susan L. Ciciora, for the benefit of her issue, her brother, John S. Horejsi, and the Horejsi Charitable Foundation. The Trust is domiciled and administered in Alaska by ATC.

     ATC is an Alaska chartered trust company organized to act as a public trust company to administer and manage various unrelated and related trusts (including the Trust as well as other family trusts associated with the Trust, Mr. Horejsi, and Mr. Horejsi's family). Stewart West Indies Trust ("SWIT"), an irrevocable grantor trust organized by Mr. Horejsi and domiciled and administered in Alaska by ATC, owns 98% of the outstanding shares of ATC. SWIT was organized for the benefit of Mr. Horejsi's issue. The officers and directors of ATC (collectively the "Officers and Directors") are Douglas Blattmachr (President and Director), Steve Miller (Vice President and Director), Larry Dunlap (Director), Brandon Cintula (Sr. Vice President) and Richard Thwaites (Secretary/Treasurer and Director). Douglas Blattmachr owns 2% of the outstanding shares of ATC.

     Mr. Horejsi is a private investor and is the portfolio manager for two registered investment advisers, Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA"). BIA and SIA are co-investment advisers to three closed-end investment companies, the Boulder Total Return Fund, Inc. ("BTF"), the Boulder Growth & Income Fund, Inc. ("BIF") and The Denali Fund Inc. ("DNY"). BIA is owned in equal parts by the Lola Brown Trust No. 1B (the "Lola Trust") and Evergreen Atlantic, LLC; and SIA is owned by SWIT. Mr. Horejsi also serves as the investment adviser to the Trust as well as other family trusts associated with the Trust, Mr. Horejsi, and Mr. Horejsi's family, and administered by ATC.

     (d) None of the Reporting Persons or the Officers and Directors have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons or the Officers and Directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) The Trust was formed under the laws of Alaska. Mr. Horejsi is a citizen of the United States. ATC is a chartered public trust company under the laws of Alaska. Each of the Officers and Directors is a citizen of the United States.


Item 3.      Source and Amount of Funds or Other Consideration

The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $1,502,514.05. Such funds were provided by the Trust's cash on hand. Cash requirements for future purchases of the Shares may come from cash on hand and/or inter-trust advances made through a Revolving Credit Loan Agreement described under Item 6 below.


Item 4.      Purpose of Transaction.

The Trust acquired the Shares reported in Item 5(c) in order to acquire an equity ownership of the Issuer and increase that interest. Depending upon their evaluation of the Issuer's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the "Other Entities") may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions, or otherwise.

The Reporting Persons currently intend to purchase as much as 50% of the Shares. Historically, when the Reporting Persons and the Other Entities have taken large stakes in companies similar to the Issuer, they have nominated and elected to such companies' boards directors whom they know, trust, and in whom they have confidence with regard to company-related business decisions, especially for closed-end funds such as the Issuer. Consistent with this, the Reporting Persons currently intend to introduce various proposals at the Issuer's 2009 annual meeting of stockholders, including the nomination of Class III directors to the Issuer's Board of Directors for consideration and election, and nominations for Class I and Class II directors at subsequent annual meetings until all directors meet the criteria set forth above. The Reporting Persons have introduced other corporate governance proposals that they believe serve the long-term interest of all stockholders, including de-classification of the Board into a single class of directors elected on an annual basis (in which case the Reporting Persons has nominated its own slate of directors to fill the entire Board of Directors of the Issuer), reducing the number of directors (and thus reducing expenses of the Issuer), and others. Attached as Exhibit 2 is a letter sent by the Trust to the Issuer's Corporate Secretary and Board of Directors on February 25, 2009 regarding these shareholder proposals (the "Proposal Letter"). Based on the Issuer's previously filed proxy statements, it is the Reporting Persons' understanding that three seats for Class III directors representing all stockholders are to be elected in 2009.

In the past, the Reporting Persons and Other Entities successfully gained control of the boards of BTF, BIF, DNY, and First Opportunity Fund, Inc. ("FF"). In the case of BTF, BIF, and DNY, certain trusts associated with Mr. Horejsi's family recommended, and the respective boards and a majority of the stockholders agreed, that BIA and SIA should replace the prior advisers of these funds and that the funds' investment objectives should be changed. In the case of FF, certain trusts associated with Mr. Horejsi's family concluded that the incumbent adviser should be retained and the fund's investment objective left unchanged (FF's investment objective was eventually changed in 2008 after stockholder approval), and FF's newly elected board concurred. In all four cases, the administrative contract for each fund was moved to an affiliate of the Trust, Fund Administrative Services, LLC ("FAS"), which is owned by the Lola Trust and Evergreen Atlantic, L.L.C. The Proposal Letter proposes termination of the current adviser and recommends to the Board replacement of the adviser with registered advisers affiliated with the Trust. In addition, the Trust may recommend to the Board that it replace the current administrator with FAS and may propose other changes for the Issuer. In any decision, the Reporting Persons would consider market conditions at the time and the performance of the incumbent adviser.


Item 5.      Interest in Securities of the Issuer.

     (a) The Trust is the direct beneficial owner of 1,915,835 shares or approximately 5.05% of the 37,904,857 Shares outstanding as of January 26, 2009 (the "Outstanding Shares"), according to information contained in the Issuer's publicly available reports distributed to stockholders. By virtue of the relationships reported in this Statement, ATC and Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. ATC and Mr. Horejsi disclaim all such beneficial ownership. The Officers and Directors do not beneficially own any Shares.

     (b) The Trust has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in this Statement, ATC and Mr. Horejsi may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Trust, but each of ATC and Mr. Horejsi disclaims beneficial ownership of the Shares.

     (c) The table below sets forth information relating to the purchases of Shares by the Trust during the past 60 days. Such purchases were effected by the Trust on the American Stock Exchange.




            Date                  Number of Shares            Purchase Price

          12/31/08                      7,112                      $0.63
          12/31/08                     27,000                      $0.65
          12/31/08                     21,763                      $0.64
          1/2/2009                      9,171                      $0.67
          1/2/2009                     22,530                      $0.71
          1/2/2009                     64,500                      $0.72
          1/2/2009                     40,000                      $0.73
          1/2/2009                     42,000                      $0.74
          1/2/2009                     10,000                      $0.75
          1/5/2009                     22,000                      $0.75
          1/5/2009                     52,000                      $0.81
          1/5/2009                    115,336                      $0.82
          1/5/2009                     18,800                      $0.80
          1/6/2009                     70,000                      $0.86
          1/6/2009                      5,000                      $0.83
          1/7/2009                     33,000                      $0.90
          1/7/2009                    123,700                      $0.89
          1/7/2009                     93,400                      $0.88
          1/7/2009                      2,684                      $0.87
          1/8/2009                     33,700                      $0.82
          1/8/2009                     28,169                      $0.84
          1/8/2009                      2,200                      $0.81
          1/8/2009                        600                      $0.83
          1/9/2009                     20,000                      $0.82
          1/9/2009                     10,000                      $0.81
          1/9/2009                     20,000                      $0.83
          1/9/2009                     21,700                      $0.84
          1/9/2009                     25,000                      $0.85
          1/9/2009                      4,853                      $0.80
          1/12/2009                    10,000                      $0.83
          1/12/2009                    46,400                      $0.82
          1/12/2009                    56,900                      $0.81
          1/12/2009                    75,300                      $0.80
          1/12/2009                     5,050                      $0.79
          1/13/2009                    78,860                      $0.80
          1/13/2009                    29,200                      $0.79
          1/13/2009                     3,031                      $0.78
          1/14/2009                    14,800                      $0.78
          1/14/2009                    60,000                      $0.77
          1/14/2009                     1,995                      $0.76
          1/15/2009                    20,000                      $0.68
          1/15/2009                    10,000                      $0.72
          1/15/2009                     5,000                      $0.73
          1/16/2009                     5,000                      $0.76
          1/16/2009                    51,700                      $0.74
          1/16/2009                    22,066                      $0.73
          1/20/2009                    80,000                      $0.76
          1/20/2009                    05,000                      $0.75
          1/20/2009                    50,000                      $0.74
          1/21/2009                     5,000                      $0.68
          1/21/2009                    10,000                      $0.71
          1/21/2009                       500                      $0.69
          1/22/2009                    28,796                      $0.75
          1/22/2009                    12,973                      $0.74
          1/22/2009                    48,200                      $0.76
          1/22/2009                    10,336                      $0.77
          1/22/2009                    10,000                      $0.78
          1/22/2009                     1,900                      $0.73
          1/23/2009                    13,148                      $0.75
          1/23/2009                     9,700                      $0.76
          1/23/2009                    11,862                      $0.77
          1/23/2009                     5,700                      $0.71
          1/23/2009                       900                      $0.74
          1/26/2009                    20,000                      $0.78
          1/26/2009                    10,000                      $0.76
          1/26/2009                    10,000                      $0.77
          1/27/2009                       100                      $0.74
          2/25/2009                    25,100                      $0.40
          2/25/2009                     5,000                      $0.39


     The 100 Shares purchased on January 27, 2009 were through a privately negotiated transaction with SWIT.

     (d) The Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it. By virtue of the relationships described in this Statement, ATC and Mr. Horejsi may be deemed to share the indirect power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by the Trust, but each of ATC and Mr. Horejsi disclaims beneficial ownership of the Shares.

     (e) Not applicable.


Item 6.      Contracts,  Arrangements,  Understandings  or  Relationships   with
             Respect to Securities of the Issuer.

The Trust is a party to a Revolving Credit Loan Agreement dated January 26, 2009 (the "Loan Agreement"), pursuant to which the Trust may borrow up to $50 million from the Lola Trust. Interest under the Loan Agreement is floating and charged against the outstanding principal balance due from time to time at the rate of the average monthly Federal Funds Index plus sixty (60) basis points, compounded monthly and payable in arrears. As of January 26, 2009, the Trust had not drawn on the Loan Agreement and the balance due was $0. The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the attached Exhibit 1, which is incorporated in this Statement by reference.


Item 7.      Material to be Filed as Exhibits.

Exhibit 1 Form of Revolving Credit Loan Agreement between the Trust and Lola Trust.


Exhibit 2 Form of Letter from the Susan L. Ciciora Trust to the Fund's Corporate Secretary and Board of Directors.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: March 9, 2009


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas Blattmachr
Douglas Blattmachr, as President of Alaska Trust Company, trustee of the Trust

Exhibit 1

                         REVOLVING CREDIT LOAN AGREEMENT



     THIS REVOLVING CREDIT LOAN AGREEMENT (the "Agreement") is made as of January 26, 2009 by and among LOLA BROWN TRUST NO. 1B, a trust domiciled in Alaska (the "Lender"), and THE SUSAN L. CICIORA TRUST, a trust domiciled in Alaska (the "Borrower").

                                 R E C I T A L S

     A. Subject to the terms and conditions of this Agreement, Lender has agreed to establish a revolving credit facility (the "Loan") in the maximum amount of FIFTY MILLION AND 00/100THS UNITED STATES DOLLARS (US$50,000,000.00) (the "Credit Line") which Credit Line may be drawn on in the discretion of Borrower. The principal amount drawn on the Credit Line from time to time under this Agreement is referred to herein as the "Loan Amount".

     B. This Agreement provides for the repayment of the Loan and contains various covenants of the Borrower and other provisions relating to the Loan.


                                C O V E N A N T S

     1. Promissory Note. This Agreement shall constitute a promissory note (the "Note") the maker of which shall be the Borrower and the payee of which shall be Lender or the holder hereof (Lender or "holder hereof" are collectively referred to herein as the "Lender"). For value received, Borrower promises to pay to the order of Lender at c/o Alaska Trust Company. 1029 W 3rd Ave, Suite 400, Anchorage, AK 99501-1981, or at such other place as the Lender may from time to time direct in writing, in payments as herein provided, the Loan Amount stated above pursuant to the terms of this Agreement together with interest as set forth hereinafter.

     2. One-Day Term Note, Interest and Principal Payments.

          a. One-Day Term; Automatic Renewal. This Note shall have a one-day term and mature daily, at the end of each business day, at which time the outstanding balance, plus all unpaid and accrued interest, as well as any other amount due hereunder, shall be due and payable (collectively, the "Obligation"); provided, however, that this Note shall automatically renew for one additional one-day period at the end of each business day unless the Lender delivers written notice to Borrower of its intent not to renew the Loan and calls the Loan due and payable, in which case the Obligation shall become immediately due and payable.

          b. Advances. Advances on the Credit Line may be made, at the discretion of Lender in accordance with the terms of this Agreement, upon receipt by Lender of written request signed by Borrower. At no time shall the aggregate obligation of Borrower to Lender exceed the maximum amount of the Credit Line.

          c. Principal and Interest Payments. Interest shall be paid on the outstanding principal balance due from time to time under this Agreement at the rate of the average monthly Federal Funds Index plus sixty (60) basis points (the "Interest Rate"), compounded monthly and payable in arrears. Borrower shall make principal and interest payments monthly commencing on February 27, 2009 and continuing on each successive month thereafter (the "Monthly Payments"). The Monthly Payment shall be recalculated monthly based on the then-current Interest Rate and the remaining Loan balance. Interest shall be calculated on the basis of a 360-day year, but shall be computed for the actual number of days in the period for which interest is charged. All payments hereunder shall be made in currency which at the time of payment is the legal tender for public and private debts in the United States of America.

     3. Prepayment. The Borrower may at any time prepay all or any part of the principal disbursed hereunder during the term of this Agreement without penalty or premium and subsequently receive further advances, consistent with the terms and conditions hereof.

     4. Default. The occurrence of any of the following shall be an "Event of Default."

          a. The Borrower fails to pay within ten (10) days of when due any Monthly Payment or any other sum payable pursuant to the terms of this Agreement; or

          b. The Borrower fails to pay the Obligation upon demand by Lender as provided herein; or

          c. The Borrower breaches any other obligation hereunder and such obligation continues for a period of thirty (30) days after Lender gives notice of such breach to Borrower; or

          d. The Borrower commences (by petition, application, or otherwise) a voluntary case or other proceeding under the laws of any jurisdiction seeking liquidation, reorganization, or other relief with respect to itself or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect, or seeking the appointment of a trustee, self-trusteeship, receiver, custodian, or other similar official of it or any substantial part of its property, or consents (by answer or failure to answer or otherwise) to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or makes an assignment for the benefit of creditors, or generally does not pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or takes any action to authorize any of the foregoing; or

          e. An involuntary case or other proceeding is commenced under the laws of any jurisdiction against the Borrower seeking liquidation, reorganization, or other relief with respect to it or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, custodian, or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of sixty (60) days, or a trustee, receiver, custodian, or other similar official is appointed in such involuntary case.

     5. Remedies. Upon the occurrence of any Event of Default, (i) all amounts under this Agreement shall become and be immediately due and payable without any further demand, notice of nonpayment, presentment, protest, or notice of dishonor, all of which are hereby expressly waived by the Borrower and shall thereafter bear interest at the rate of eighteen percent (18%) per annum (the "Default Rate"); or (ii) upon an Event of Default pursuant to subparagraph (a) or (b) above, the holder hereof may assess a late charge of five percent (5%) of the amount of any payment due hereunder which is received more than ten (10) days after the date due. In addition, upon an Event of Default, Lender may, at his option, without demand on or notice to the Borrower, do any one or more of the following:

          a. Recover from Borrower all costs and expenses, including without limitation, reasonable attorneys' fees, incurred or paid by Lender in exercising any right, power or remedy provided by this Agreement or by law; or

          b. Exercise any other right or remedy available to the Lender under this Agreement.

     6. Waiver of Hearing. Borrower hereby expressly waives any constitutional or other right to a judicial hearing prior to the time Lender takes possession, disposes of, assigns, or succeeds to the Collateral upon default as provided herein. Borrower hereby expressly waives any right to require Lender to proceed against any person or to exhaust any security or to pursue any remedy in Lender's power.

     7. Miscellaneous.

          a. Notices. All notices and demands, given or required to be given by either party to this Agreement, shall be in writing and shall be deemed to have been properly given when delivered in person, by telefax confirmed by telephone, telecopier, or telex, or three (3) days after having been deposited in any post office, branch post office, or mail depository maintained by the U.S. Postal Service, and sent by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:


                     LENDER:

                     Lola Brown Trust No. 1B
                     c/o Alaska Trust Company
                     1029 West Third Avenue, Suite 400
                     Anchorage, AK 99501-1981

                     With a copy to:
                     Stephen C. Miller
                     2344 Spruce Street, Suite A
                     Boulder, CO 80302

                     BORROWER:

                     Susan L. Ciciora Trust
                     c/o Alaska Trust Company
                     1029 West Third Avenue, Suite 400
                     Anchorage, AK 99501-1981


or such other address or telex or facsimile numbers as such party may hereafter specify in writing to the other parties.

          b. No Assignment; Successors and Assigns. Borrower may not assign, encumber, or transfer in any manner whatsoever any of its rights under this Agreement without the prior written consent of Lender, which consent shall be in Lender's sole discretion. Lender's consent to one assignment or other transfer shall not be deemed to be a consent to any subsequent assignment or transfer. All rights of Lender under this Assignment shall inure to the benefit of his heirs, successors and assigns, and all obligations of Borrower shall bind its successors and assigns.

          c. No Waiver. The failure of the holder of this Agreement to exercise any available remedy upon a default shall not be taken or construed to be a waiver of the right to exercise such option for any subsequent default, and for this purpose, the failure to pay each separate installment required hereunder when due shall be treated and considered as a separate default hereunder.

          d. Attorneys' Fees. If this Agreement is not paid at maturity whether by acceleration or otherwise, and is placed in the hands of an attorney for collection, whether or not suit is filed hereon, or if proceedings are had in probate, bankruptcy, receivership, reorganization, arrangement, or other legal proceedings for the collection hereof, the Borrower agrees to pay the holder a reasonable amount of attorneys' fees incurred by the holder hereof.

          e. Waiver. All persons or entities now or any time liable, whether primarily or secondarily, for the payment of the indebtedness hereby evidenced, for themselves, their heirs, legal representatives, successors, and assigns, respectively, expressly waive presentment for payment, notice of dishonor, protest, notice of protest, and diligence in collection, and consent that the time of said payments or any part thereof may be extended by the holder hereof without in any way modifying, altering, releasing, affecting, or limiting their respective liability.

          f. Application of Payment. Each payment hereunder shall be applied first to the payment of accrued and unpaid interest which is due and payable, and the balance, if any, in reduction of principal. Checks will constitute payment only when collected.

          g. Governing Law. This Agreement shall be governed by and construed in all respects according to the laws of the State of Alaska.

LENDER:

LOLA BROWN TRUST NO. 1B, a trust domiciled in Alaska

BY:  Alaska Trust Company, its Trustee





----------------------------------------

Douglas Blattmachr, as President of Trustee Alaska Trust Company



BORROWER:

SUSAN L. CICIORA TRUST, a Trust domiciled in Alaska



By:  Alaska Trust Company, its Trustee





----------------------------------------

Douglas Blattmachr, as President of Trustee Alaska Trust Company

Exhibit 2


                             SUSAN L. CICIORA TRUST
                           c/o Stephen C. Miller, P.C.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302


                                February 25, 2009


By Federal Express and U.S. Certified Mail

Corporate Secretary, DWS RREEF Real Estate Fund II, Inc. (the "Fund") 345 Park Avenue
New York, NY 10154-0004

John Millette
Vice President and Secretary
c/o Deutsche Asset Management, Inc.
Two International Place
Boston, Massachusetts  02110

Via Facsimile (239) 945-6244 and Email
Dawn-Marie Driscoll
Chairperson
4909 SW 9th Place
Cape Coral FL 33914

To the Corporate Secretary of the Fund:

Pursuant to the provisions of the Fund's by-laws and organizational documents and other public documents filed by the Fund with the Securities and Exchange Commission (the "SEC"), I hereby notify you on behalf of the Susan L. Ciciora Trust (the "Trust") that, at the Fund's upcoming 2009 annual meeting of stockholders (the "2009 Stockholders' Meeting"), the Trust intends to nominate candidates for election as directors of the Fund and introduce certain proposals (collectively, the "Proposals"). The Proposals conform with the notice requirements of the Fund's most recent proxy filed with the SEC on May 28, 2008, and the Fund's bylaws as filed with the SEC on July 25, 2003 (the "2003 Bylaws"). In order to ensure that the proposals contained herein are based on the most recent set of organizational documents for the Fund, please provide us with a true and correct copy of the current bylaws, including any amendments thereto. Please note that the personal and other information contained herein and in the attached exhibits is to be treated as strictly confidential.

     The Proposals are as follows:

     1. A proposal to terminate the Investment Management Agreement between the Fund and Deutsche Asset Management, Inc. (the "Investment Manager") (the "Management Agreement").

     2. A proposal to terminate the Investment Advisory Agreement between the Investment Manager and RREEF America, L.L.C. (the "Investment Adviser") (the "Advisory Agreement").

The Investment Manager and Investment Adviser are referred to herein as the "Managers". Justification for Proposals 1 and 2 above is simple: The Fund's performance over the past year under the Managers has been more than appalling. It has been one of the worst of any closed-end or open-end funds in the entire mutual fund universe. In the latest ratings by Morningstar(TM) (January 31, 2009), SRO received 1 of 5 stars for its overall, 3- and 5-year performance history, as compared with other similarly situated specialty real estate closed-end funds. There is no excuse for the extraordinarily poor performance of SRO. For the one-year period ending 12/31/08, SRO had a total return on net asset value ("NAV") of -91.6%. To nearly wipe out the entire value of a fund in one year is unheard of, even in a market that saw the S&P 500 Index drop by 37% in that same time frame. Surprisingly, the market price for SRO has dropped even more than NAV because the discount for the fund increased - a decline of 93.5% for the year ending 12/31/08. This loss far exceeds any other market indices for similarly situated funds. In fact, the Fund lost more than twice the percent lost by the S&P Index. As noted in an article published December 16, 2008 on seekingalpha.com, SRO was "the worst performing closed end fund". SRQ, another fund under the Managers, was one of the infamous five worst performers as named by seekingalpha.com (in an article published January 4, 2009, SRQ was named one of the "five worst performing closed-end funds in 2008"). SRQ also received the same dismal Morningstar(TM) ratings as its sister-fund, SRO. Having one investment manager for two of the five worst performing funds in 2008 clearly indicates that it is time for new investment management for the Fund.

Notwithstanding the above Proposals 1 and 2, the Trust encourages the Board to terminate the Management Agreement and Advisory Agreement sooner rather than later. The Board members have a fiduciary duty to the stockholders to make a change, as the Managers clearly have shown that they should no longer manage the Fund. It is the duty of the Board to save what little is left in the Fund and embrace the changes proposed by the Trust. However, if the Board elects not to pursue this course of action, the Trust intends to pursue the above Proposals in a proxy contest.

     3. Nominate for election by the stockholders the following nominees as Class III directors for the Fund: Susan L. Ciciora, Richard I. Barr, and Joel W. Looney (collectively, the "Nominees). Copies of the Nominees' resumes are attached to this letter and contain all information required under Article 2, ss. 11 of the 2003 Bylaws.

     4. A proposal recommending that the Board of Directors of the Fund (the "Board") amend Article XIII of the Fund's bylaws (the "Bylaws") such that authority to amend the Bylaws is not vested solely in the Board. See discussion under Proposal 6 below.

     5. A proposal recommending that the Board amend Article III, ss. 2 of the Bylaws to reduce the number of directors and declassify the Board consistent with the discussion under Proposals 7 and 8 below.

     6. A proposal recommending that the Board amend the Fund's charter (the "Charter") vesting in the stockholders the power to amend or adopt the Bylaws by the affirmative vote of a majority of all votes entitled to be cast on the matter. The Trust believes that all stockholders benefit if they have better access to and more influence in the Fund's governance. The Fund's Bylaws contain important policies affecting the day-to-day management of the Fund, which the Trust believes stockholders should have a voice in establishing. Presently the Bylaws contain a provision which vests the authority to adopt, alter or repeal Bylaws solely with the Board. The Trust believes that the authority to adopt, alter or repeal Bylaws should be a shared authority between the Board and stockholders. This permits the Board to be responsive to house-keeping and substantive matters regarding Fund operations, while at the same time giving the owners of the Fund the power to effect changes should they choose to do so. The Trust also believes that when stockholders "speak" by adopting a Bylaw, their action should not be subject to being overturned or altered by unilateral action of a Board whose job it is to serve stockholders. The Trust believes that this Proposal will accommodate the practicalities of managing the Fund while at the same time protecting an important right of stockholders. This Proposal would codify in the Charter the shared authority to make, alter or repeal Bylaws, while at the same time making it clear that Bylaws that are adopted by stockholders cannot be altered, repealed or otherwise circumvented without the affirmative approval of stockholders. If recommended by the Board and approved by stockholders, the Charter will be amended to add the following provision:

     The Bylaws of the Corporation, whether adopted by the Board of Directors or the stockholders, shall be subject to amendment, alteration or repeal, and new Bylaws may be made, by either (a) the affirmative vote of a majority of all the votes entitled to be cast on the matter; or (b) the Board of Directors; provided, however, that the Board of Directors may not (i) amend or repeal a Bylaw that allocates solely to stockholders the power to amend or repeal such Bylaw, or (ii) amend or repeal Bylaws or make new Bylaws that conflict with or otherwise alter in any material respect the effect of Bylaws previously adopted by the stockholders.

     7. A proposal recommending that the Board amend the Charter to set the number of members of the Board to five. Company charters often contain provisions that set a high upper-limit on the number of board seats, permitting the company's board to increase or decrease the number of board seats in their discretion, subject to this upper limit. Currently the Charter sets a lower limit as required by MGCL and the upper limit at twelve, permitting the Board to increase or decrease its size subject to the upper limit of twelve. Boards may use such provisions to quickly increase or decrease their size in an effort to dilute the voting impact of directors - such as those elected in proxy contests
- with views contrary to those of management. The Trust views the ability to manipulate the number of members on the Board as unnecessary and ultimately ineffective in thwarting stockholder desires. In addition, it potentially increases Fund expenses and insulates the Board from stockholders. Common sense suggests that if the Fund has more Board seats, the Fund (and thus stockholders) will spend more on Board compensation. The Trust believes that, because of the relatively narrow business focus of an investment company such as the Fund, five Directors can adequately and efficiently fulfill their obligation to oversee the operations of the Fund and its management and act as "watchdogs" for stockholders. The Trust believes that the best approach is to seek a few highly qualified individuals to fill directorships and pay them fairly. This way, stockholders get more "bang for the buck" in their Board and don't pay unnecessary Board expenses. If recommended by the Board and approved by stockholders, the Charter will be amended to delete the entirety of Article VI(1) and replaced with the following provision:

     The number of directors shall be five.

     8. A proposal recommending that the Board amend the Charter to de-classify the Board and provide for the annual election of directors. The election of directors is the primary means for stockholders to exercise influence over the Fund and its policies. The Trust believes that classified boards have the effect of reducing the accountability of directors to a company's stockholders. A classified board prevents stockholders from electing all directors on an annual basis and may discourage proxy contests in which stockholders have an opportunity to vote for a competing slate of nominees. While classified boards are viewed by some as increasing the long-term stability and continuity of a board, the Trust believes that, in the case of the Fund, long-term stability and continuity should result from the annual election of Directors, which provides stockholders with the opportunity to evaluate Director performance, both individually and collectively, on an annual basis. If recommended by the Board and approved by stockholders, the Charter will be amended to deleted the entirety of Article VI(3) and replaced with the following provision:

     The directors shall be elected at each annual meeting of the stockholders commencing in 2009, except as necessary to fill any vacancies, and each director elected shall hold office until his or her successor is duly elected and qualifies, or until his or her earlier resignation, death, or removal.

     9. A proposal recommending that the Board amend the Charter to provide that the Secretary of the Fund shall call a special meeting of stockholders on the written request of stockholders entitled to cast at least 25% of all votes entitled to be cast at the meeting. Presently, under the Fund's Bylaws, stockholders cannot call a special meeting unless a written request is submitted by the holders of a majority of outstanding shares entitled to vote at the meeting. This ownership threshold restricts a stockholder's right to call a meeting. This Proposal would amend the Charter to reduce the percentage ownership level from a "majority" to 25% of outstanding shares, thus making the potential for a stockholder or group of stockholders to call a special meeting more realistic and useful. If recommended by the Board and approved by stockholders, the Charter will be amended with the following provision:

     The Secretary of the Corporation shall call a special meeting of the stockholders on the written request of stockholders entitled to cast at least twenty-five percent (25%) of all the votes entitled to be cast at the meeting.

     10. A proposal recommending that the Board amend the Charter to provide that the Fund no longer be subject to Maryland General Corporation Law ("MGCL") ss.ss. 3-801 through 805 - the Maryland Unsolicited Takeovers Act ("MUTA") such that the Fund will no longer be subject to MUTA. MUTA has the effect of entrenching management and diminishing stockholder influence. Amending the Charter such that the Fund is no longer subject to MUTA should result in maximizing Board and management accountability to stockholders. This Proposal would amend the Charter to "opt out" of the provisions of MUTA by deleting
Article VI(2). If recommended by the Board and approved by stockholders, Article VI(2) of the Charter will be deleted in its entirety.

     11. A proposal recommending that the Board change the name of the Fund so that it does not include "DWS" or reference to the DWS family of funds, or investments in real estate or similar securities.

The Trust represents to the Fund that as of the date of this notice it is a stockholder of record of 1,885,635 shares of the Fund's common stock (the "Shares") which represents approximately 5% of the Fund's total outstanding and issued shares. The Trust further represents to the Fund that it intends to be present at the Meeting to nominate the Nominees to serve as directors of the Fund, to submit the Proposals as contained herein, and to vote its Shares accordingly with the nominations and proposals as presented by the Trust. The Trust hereby represents to the Fund that it intends to continue to own, through the date of the Meeting, these Shares.

If the Fund determines that more than three Class III directors will be elected at the 2009 Stockholders' Meeting, or the Board expands the number of available seats on the Board, the Trust intends to nominate candidates for the additional Board seats and will provide the Fund with the required information for any additional nominees.

As a representative of the Fund's largest stockholder, I urge the directors to support these proposals as they are in the best interests of all stockholders of the Fund and introduce sound corporate governance principals.

     Only 4 of the 12 members of the Board own shares of the Fund; their total ownership comprises a paltry 3,950 shares among the four members.(1) The fact that 8 of the 12 of these incumbent directors own no shares, and that the remaining directors have so little invested suggests little incentive for the current Board to work diligently toward the future success of the Fund and its stockholders. Certainly, this lack of meaningful ownership highlights that the incumbents do not have enough faith in the Fund's management to warrant investing their own money with the Fund. Accordingly, the Trust believes that the stockholders of the Fund deserve new advisers to provide a better chance for a positive return on their investment and a more confident outlook for the Fund's future. In this regard, we recommend that the Board consider Boulder Investment Advisers, LLC and Stewart Investment Advisers, both SEC registered investment advisers who advise the Boulder-based group of closed-end funds.(2)

     If the Board agrees with these Proposals, I invite you to discuss with me at your earliest convenience how we might mutually affect a smooth and cost-efficient implementation of the Proposals. Please contact me at in writing at the address provided above if you have questions. Please fax a copy of any written response to my legal counsel, Stephen C. Miller, Esq. or Joel L. Terwilliger, Esq. at (303) 245-0420.

                                     Sincerely,

                                     The Susan L. Ciciora Trust





                                     -------------------------------------------

                                     By: Stephen C. Miller, its attorney in fact



Cc: Board of Directors for the Fund


FOOTNOTES

     (1) Based on information from the Fund's most recent Proxy Statement dated May 28, 2008.

     (2) Boulder Total Return Fund, Boulder Growth & Income Fund and The Denali Fund.